INCREASED OFFER
                          BY EVEREST INVESTORS 14, LLC
                              TO PURCHASE FOR CASH
                      UP TO 317 OF THE OUTSTANDING UNITS OF
                   WILDER RICHMAN HISTORIC PROPERTIES II L.P.
                           FOR THE INCREASED PRICE OF
                                $13,300 PER UNIT

     Everest Investors 14, LLC ("Everest") is increasing and extending its offer to purchase your limited partnership interests (the "Units") in Wilder Richman Historic Properties II, L.P. (the "Partnership") for cash less any distributions made to you by the Partnership after the date of the Offer. Everest will pay all transfer fees charged by the Partnership. SELLERS WILL PAY NO SELLING COMMISSIONS.

     Investors should be aware that:

     a) Our increased offer price remains the highest offer to purchase your Units of which we are aware and effectively exceeds the General Partner's 2003 liquidation proposal by at least $1,625.

     b) Approximately 48% of the Unit Holders approved the 2003 liquidation proposal, according to the General Partner.

     c) We have waived the "Minimum Tender Condition" that said we would not purchase any Units unless 317 Units were tendered to us. We now require no minimum number of Units. This means it is much more likely we will purchase your Units.

     d) You may have received another offer for your Units from Dixon Mill Investor, LLC ("Dixon"). That offer is for a lower price, and is subject to two major conditions:

          (1) Dixon will not accept any Units if less than 408 Units are tendered to them; and

          (2) Dixon will not accept any Units unless limited partners holding 51% of the Units approve a Consent Solicitation that Dixon admits will almost certainly have an adverse effect on Unit Holders who do not sell their Units or who retain Units because of proration.

     e) Because of the significant conditions in Dixon's offer, Everest believes we are much more likely than Dixon to accept your Units for purchase, AND OUR PRICE IS HIGHER.

     f) Everest's offer expires on February 27, 2004, before Dixon's offer, so Everest believes you will be paid by Everest before Dixon can even decide if it will accept any Units for purchase.

     An Agreement of Transfer is enclosed which you can use to accept our increased offer. Please execute this document and return it in the enclosed envelope. Limited partners are urged to read our Offer dated January 22, 2004 in its entirety.

                Our extended offer will expire February 27, 2004
    IF YOU HAVE ALREADY TENDERED TO EVEREST, DO NOT SEND A NEW AGREEMENT-YOU
                    WILL GET THE HIGHER PRICE AUTOMATICALLY

                              For More Information
                        Please Call or Send Originals to:
                      Everest Properties II, LLC (Manager)
                          155 N. Lake Ave., Suite 1000
                               Pasadena, CA 91101
                     (800) 611-4613 Facsimile (626) 585-5929

                                                                         2/12/04